

Holcim

Third Quarter Interim Report 2005
Holcim Ltd

File No 82-4093

File No 82-4093

Key Figures Group Holcim

January–September		2005	2004 Restated[1]	±%	±% local currency
Annual cement production capacity	million t	156.1	154.1[2]	+1.3	
Sales of cement and clinker	million t	83.0	77.3	+7.4	
Sales of aggregates	million t	122.3	78.5	+55.8	
Sales of ready-mix concrete	million m^3	28.1	21.9	+28.3	
Net sales	million CHF	13,425	10,017	+34.0	+35.3
Operating EBITDA	million CHF	3,501	2,792	+25.4	+26.8
Operating EBITDA margin	%	26.1	27.9		
EBITDA	million CHF	3,587	2,820	+27.2	+28.4
Operating profit	million CHF	2,576	1,787	+44.2	+45.6
Operating profit margin	%	19.2	17.8		
Net income	million CHF	1,384	875	+58.2	+59.5
Net income attributable to equity holders of Holcim Ltd	million CHF	1,175	689	+70.5	+71.6
Net income margin (share Holcim Ltd)	%	8.8	6.9		
Cash flow from operating activities	million CHF	1,864	1,669	+11.7	+12.7
Cash flow margin	%	13.9	16.7		
Net financial debt	million CHF	13,466	6,846[2]	+96.7	+83.0
Total shareholders' equity	million CHF	13,669	10,661[2]	+28.2	+18.4
Gearing[3]	%	98.5	64.2[2]		
Personnel	30.9.	61,541	46,909[2]	+31.2	
Earnings per dividend-bearing share[4]	CHF	5.14	3.32	+54.8	+55.7
Fully diluted earnings per share[4]	CHF	5.07	3.29	+54.1	+55.0
Cash earnings per dividend-bearing share[4 5]	CHF	5.33	4.50	+18.4	+19.1

Principal key figures in USD (illustrative)[6]					
Net sales	million USD	10,915	7,887	+38.4	
Operating EBITDA	million USD	2,846	2,198	+29.5	
Operating profit	million USD	2,094	1,407	+48.8	
Net income attributable to equity holders of Holcim Ltd	million USD	955	543	+75.9	
Cash flow from operating activities	million USD	1,515	1,314	+15.3	
Net financial debt	million USD	10,439	6,005[2]	+73.8	
Total shareholders' equity	million USD	10,596	9,352[2]	+13.3	
Earnings per dividend-bearing share[4]	USD	4.18	2.61	+60.2	
Cash earnings per dividend-bearing share[4 5]	USD	4.33	3.54	+22.3	
Principal key figures in EUR (illustrative)[6]					
Net sales	million EUR	8,661	6,463	+34.0	
Operating EBITDA	million EUR	2,259	1,801	+25.4	
Operating profit	million EUR	1,662	1,153	+44.1	
Net income attributable to equity holders of Holcim Ltd	million EUR	758	445	+70.3	
Cash flow from operating activities	million EUR	1,203	1,077	+11.7	
Net financial debt	million EUR	8,632	4,417[2]	+95.4	
Total shareholders' equity	million EUR	8,762	6,878[2]	+27.4	
Earnings per dividend-bearing share[4]	EUR	3.32	2.14	+55.1	
Cash earnings per dividend-bearing share[4 5]	EUR	3.44	2.90	+18.6	

[1] Adjusted in line with IFRS 2005.

Broad-based profit rise due to expansion and internal growth.

Further earnings growth

Holcim is able to report a further substantial improvement in its performance in the third quarter of 2005, building on acquisitions and the sound internal growth achieved in the first half. The intact global construction cycle, our worldwide presence and the right mix of production sites in mature and emerging markets led to this pleasing result. Sales gains and cost-savings – for example, due to the increased substitution of fossil fuels – supported robust internal growth. This more than offset rising energy costs and price pressure in some markets.

Integration of companies acquired this year in the UK, USA and India is proceeding well. The successive assimilation of these companies into the Group enables Holcim to leverage the synergies announced when it acquired Aggregate Industries and will lift earnings in India. By strengthening the aggregates and ready-mix concrete segments and by gaining a foothold on the Indian sub-continent, Holcim has secured new growth potential.

Consolidated cement sales increased 7.4 percent to 83 million tonnes in the first nine months of the year. Major contributions came from emerging markets, but a clear uptrend was also registered in most parts of Europe and North America. The trend in aggregates was more mixed but overall this segment achieved a strong improvement of 55.8 percent to 122.3 million tonnes. While Group regions Europe and North America benefited for the first time from the consolidated deliveries of Aggregate Industries (44.6 million tonnes), slowdowns were registered in Latin America due to the general market situation and in Asia as a result of changes in the scope of consolidation. Thanks to South Africa, the aggregates segment posted strong growth in Group region Africa Middle East. Consolidated sales of ready-mix concrete increased 28.3 percent to 28.1 million cubic meters. All Group regions reported an improvement with Europe and North America registering the strongest rise, owing to the consolidation of Aggregate Industries which delivered 4.1 million cubic meters of ready-mix concrete and 9 million tonnes of asphalt.

Group	July–Sept	January–Sept	July–Sept	January–Sept	July–Sept	January–Sept
in million CHF	2005	2005	2004[1]	2004[1]	Change against prior year	
Net sales	5,555	13,425	3,700	10,017	+50.1%	+34.0%
Operating EBITDA	1,464	3,501	1,072	2,792	+36.6%	+25.4%
Operating profit	1,128	2,576	716	1,787	+57.5%	+44.2%
Net income	610	1,384	398	875	+53.3%	+58.2%
Cash flow from operating activities	1,178	1,864	981	1,669	+20.1%	+11.7%

[1] Adjusted in line with IFRS 2005.

Consolidated net sales advanced 34 percent to CHF 13,425 million. Despite higher energy and transport costs and tougher price pressure in some markets, four out of five Group regions contributed significantly to the substantial 25.4 percent rise in operating EBITDA to CHF 3,501 million. Particularly impressive was the improvement achieved by North America (+62.4 percent), followed by Africa Middle East (+34.3 percent), Europe (+28.1 percent) and Asia Pacific (+12.9 percent). In Latin America, operating EBITDA remained stable. Factoring out Aggregate Industries, Ambuja Cement Eastern and Cemento de El Salvador which were consolidated for the first time this year, internal operating EBITDA growth was pleasing at 9.7 percent as well. Consolidated operating profit rose 44.2 percent to CHF 2,576 million. Net income was boosted by changes in the scope of consolidation and amendments to the International Financial Reporting Standards (IFRS), e.g. the abolition of goodwill amortization (CHF 190 million as per end-September 2004). Net income was 58.2 percent higher at CHF 1,384 million and the share of net income attributable to equity holders of Holcim Ltd was CHF 1,175 million (+70.5 percent).

Better results in Europe

Despite regional variations within the European construction sector, on balance Holcim booked a positive trend. Order inflow was at a relatively high level in most western European countries, including the UK, and dynamic construction activity was registered in France, Switzerland and, above all, Spain. By contrast, demand remained low in Germany and, in northern Italy, the sector only recovered gradually from the dip in the first half of the year. A satisfactory level of building activity was registered in the markets we serve in southeastern Europe.

Holcim's sales have risen steadily in Spain since the start of the year, mainly because of the continued boom in housing construction in Madrid and the south of the country as well as major public-sector infrastructure projects. Sales volumes also increased in France, but price pressure in Belgium resulted in a slight drop in deliveries. In Switzerland and southern Germany, Group companies moved ahead in all segments. Group companies reported far higher sales in Romania, Bulgaria and Russia.

Year-on-year, consolidated sales increased in all segments. Deliveries of cement were up 1.7 percent at 24 million tonnes. The rise in sales was particularly high in the aggregates and ready-mix concrete segments, which posted improvements of 33.9 percent to 58.8 million tonnes and 27.5 percent to 13 million cubic meters. Of this, 14.5 million tonnes and 1.4 million cubic meters were attributable to Aggregate Industries UK, which has been fully consolidated since April 2005 and has a nationwide presence in the UK. This company also sold 3 million tonnes of asphalt.

Europe	July–Sept	January–Sept	July–Sept	January–Sept	July–Sept	January–Sept
in million CHF	2005	2005	2004[1]	2004[1]	Change against prior year	
Net sales	2,087	5,153	1,289	3,631	+61.9%	+41.9%
Operating EBITDA	515	1,253	364	978	+41.5%	+28.1%
Operating profit	401	923	245	626	+63.7%	+47.4%

[1] Prior-year figures adjusted to certain Group expenditures.

Operating EBITDA increased 28.1 percent to CHF 1,253 million in Europe, while internal operating EBITDA growth was 7.7 percent. It should be noted that there was renewed improvement in the results of the Group companies in Spain, Switzerland and southeastern Europe and, thanks to a slight recovery of prices, Germany.

Pleasing improvement in North American margins

Economic conditions in North America remained dynamic, with a further boost coming from the upturn in industrial and commercial construction activity in the USA. Spending on infrastructure renewal and private home construction was also higher than in the previous year. However, there was a reduction in the number of new housing starts in the USA. Since demand for cement was well above domestic output, large quantities of cement and clinker had to be imported despite consistently high freight rates. Supply has also been affected in the areas hit by hurricane Katrina. In Canada, the construction cycle remained stable.

Cement deliveries increased further in this Group region, rising 2.3 percent to 13.5 million tonnes. This included a strong advance at Holcim US. At the same time, prices rose in some regions. In Canada, St. Lawrence Cement also reported improved sales accompanied by higher prices in most cases. However, on the US East Coast its sales declined due to delivery bottlenecks.

Holcim made a leap forward in aggregates and ready-mix concrete. The acquisition of Aggregate Industries has significantly extended its product range in key US regional markets. This new Group company is very well-positioned and developing in line with our expectations. Since April 2005, Aggregate Industries US has sold 30.1 million tonnes of aggregates, 2.7 million cubic meters of ready-mix concrete and 6 million tonnes of asphalt. Including the slight drop in sales at the Canadian affiliate, consolidated deliveries of aggregates on this continent increased 193.5 percent to 44.9 million tonnes while deliveries of ready-mix concrete rose 131.6 percent to 4.4 million cubic meters.

North America	July–Sept	January–Sept	July–Sept	January–Sept	July–Sept	January–Sept
in million CHF	2005	2005	2004[1]	2004[1]	Change against prior year	
Net sales	1,649	3,349	844	1,932	+95.4%	+73.3%
Operating EBITDA	368	674	208	415	+76.9%	+62.4%
Operating profit	287	481	158	272	+81.6%	+76.8%

[1] Prior-year figures adjusted to certain Group expenditures.

Good market trends in North America and consolidation of Aggregate Industries in the second and third quarters markedly lifted earnings. Despite some softening of growth around the Great Lakes and in the north-east of the US, as well as rising energy costs, operating EBITDA was 62.4 percent higher at CHF 674 million in North America and internal operating EBITDA grew by an impressive 16.1 percent.

Work has begun on the new cement plant at Ste. Genevieve on the Mississippi. When the plant comes on stream in 2009 with an annual capacity of 4 million tonnes of cement, Holcim US will be able to further expand its cost leadership along the entire Mississippi-Missouri river system up to the Great Lakes.

Sound earnings position in Latin America

In most Latin American markets in which Holcim operates, the construction sector was supported by private investments and public-sector housing and infrastructure programs. The situation in Central America was less dynamic due to the restricted funding available to the public sector for construction projects.

Demand for building materials was better than anticipated in Mexico. As well as benefiting from rising domestic demand for cement, our Mexican company Holcim Apasco took advantage of export opportunities. Holcim Brazil posted a slight rise in cement sales on the back of a general upturn in demand. Moreover, the creation of new processing capacity for aggregates in the greater Rio de Janeiro area enabled this segment to boost volumes. Group companies in Venezuela, Colombia, Ecuador and Chile also benefited from higher orders. Demand continued to rise in Argentina, where Grupo Minetti considerably increased cement sales.

Cement deliveries increased 14.3 percent to 17.6 million tonnes. Since the start of this year, the figures have included volumes supplied by Cemento de El Salvador. Sales of ready-mix concrete were up, especially in Chile, Argentina and Venezuela. The improvement in this segment was posted at 3.2 percent.

Latin America	July–Sept	January–Sept	July–Sept	January–Sept	July–Sept	January–Sept
in million CHF	2005	2005	2004[1]	2004[1]	Change against prior year	
Net sales	830	2,294	757	2,177	+9.6%	+5.4%
Operating EBITDA	299	845	282	844	+6.0%	+0.1%
Operating profit	231	657	199	602	+16.1%	+9.1%

[1] Prior-year figures adjusted to certain Group expenditures.

Several Group companies reported renewed improvement in their results. Operating EBITDA rose only slightly to CHF 845 million due to price pressure in Brazil and Colombia and higher energy costs. Internal operating EBITDA growth contracted further, but the decline of minus 3.4 percent was lower than in the first half of the year, endorsing the prompt action taken to enhance cost-efficiency.

Higher earnings in Africa and the Middle East

Growth impetus again came from the construction of public housing and the expansion of transport network and tourist infrastructure. In South Africa, business was also stimulated by continued high demand for building materials in the mining industry.

The Group companies in Morocco and Lebanon and, above all, Holcim South Africa, took advantage of the favorable business conditions to increase cement sales. Deliveries of ready-mix concrete also increased substantially in some markets. Egyptian Cement performed well in a somewhat difficult market and reported renewed growth in domestic shipments. However, export business contracted. In Madagascar, cement volumes declined in the wake of the weak construction cycle. Road building on La Réunion ensured high sales of aggregates and ready-mix concrete.

Africa Middle East	July–Sept	January–Sept	July–Sept	January–Sept	July–Sept	January–Sept
in million CHF	2005	2005	2004[1]	2004[1]	Change against prior year	
Net sales	525	1,384	416	1,141	+26.2%	+21.3%
Operating EBITDA	183	474	135	353	+35.6%	+34.3%
Operating profit	161	411	113	286	+42.5%	+43.7%

[1] Prior-year figures adjusted to certain Group expenditures.

As a whole, Group region Africa Middle East made impressive headway. Operating EBITDA increased 34.3 percent to CHF 474 million while internal operating EBITDA growth was 29.4 percent. All Group companies played a part in this pleasing improvement in results. The Group companies in South Africa, Lebanon and the Indian Ocean contributed far higher earnings and Egyptian Cement and Holcim Morocco also posted substantial growth in their financial performance.

Further progress in Asia Pacific

In this Group region, demand for cement picked up in almost all markets, with housing and infrastructure construction mainly responsible. India, Vietnam, Indonesia, Thailand, Australia and New Zealand all reported respectable growth in construction, but cement consumption declined slightly in Malaysia and the Philippines as a result of limited public spending.

Thanks to the improvement in business conditions, Holcim was able to lift cement volumes delivered to 21.9 million tonnes, a considerable improvement (14.7 percent) compared with the first nine months of 2004. Positive factors included the expanded scope of consolidation as cement sales of Ambuja Cement Eastern, India, have been included since April 2005.

In terms of volumes, Siam City Cement in Thailand, PT Semen Cibinong in Indonesia and Holcim Vietnam posted the largest sales growth. Thanks to buoyant domestic demand and significant export orders, the facility at Saraburi in Thailand operated at full capacity. Timely capacity expansion enabled Holcim Vietnam to meet steadily rising demand and ensure uninterrupted supply in the south of the country.

Asia Pacific	July–Sept	January–Sept	July–Sept	January–Sept	July–Sept	January–Sept
in million CHF	2005	2005	2004[1]	2004[1]	Change against prior year	
Net sales	583	1,676	512	1,459	+13.9%	+14.9%
Operating EBITDA	155	421	131	373	+18.3%	+12.9%
Operating profit	105	276	71	198	+47.9%	+39.4%

[1] Prior-year figures adjusted to certain Group expenditures.

Virtually all companies in this Group region posted better results. Operating EBITDA increased 12.9 percent to CHF 421 million despite higher energy and transport costs. Principal contributions came from Holcim Philippines – benefiting from a more stable price situation – and Siam City Cement. The Group companies in Australia, Indonesia and Sri Lanka also reported better results than in the first nine months of the previous year. India also made its first profit contribution through Ambuja Cement Eastern. Internal operating EBITDA growth in this region was 10.7 percent.

A good performance in 2005

The Board of Directors and Executive Committee are pleased to report that business trends in almost all markets served by Holcim have been encouraging this year. Holcim is currently benefiting significantly from good economic conditions in key growth markets. Since this is unlikely to change in the coming months, internal operating EBITDA growth should be well above the long-term average of 5 percent, providing an excellent foundation for fiscal 2006.

Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
CEO

November 9, 2005

Consolidated Statement of Income of Group Holcim

Million CHF	Notes	Jan–Sept 2005 Unaudited	Jan–Sept 2004 Restated[1] Unaudited	±%	July–Sept 2005 Unaudited	July–Sept 2004 Restated[1] Unaudited	±%
Net sales	5	**13,425**	**10,017**	**+34.0**	**5,555**	**3,700**	**+50.1**
Production cost of goods sold		(6,961)	(5,043)		(2,873)	(1,876)	
Gross profit		**6,464**	**4,974**	**+30.0**	**2,682**	**1,824**	**+47.0**
Distribution and selling expenses		(2,906)	(2,213)		(1,162)	(784)	
Administration expenses		(943)	(738)		(379)	(239)	
Other depreciation and amortization		(39)	(236)		(13)	(85)	
Operating profit		**2,576**	**1,787**	**+44.2**	**1,128**	**716**	**+57.5**
Other income (expenses) net	7	67	(30)		20	(21)	
EBIT[2]		**2,643**	**1,757**	**+50.4**	**1,148**	**695**	**+65.2**
Financial expenses net	8	(579)	(373)		(225)	(119)	
Net income before taxes		**2,064**	**1,384**	**+49.1**	**923**	**576**	**+60.2**
Income taxes		(680)	(509)		(313)	(178)	
Net income		**1,384**	**875**	**+58.2**	**610**	**398**	**+53.3**
Attributable to:							
Equity holders of Holcim Ltd		1,175	689	+70.5	525	333	+57.7
Minority interest		209	186		85	65	
CHF							
Earnings per dividend-bearing share[3]		5.14	3.32	+54.8			
Fully diluted earnings per share[3]		5.07	3.29	+54.1			
Cash earnings per dividend-bearing share[3,4]		5.33	4.50	+18.4			

[1] Adjusted in line with IFRS 2005.
[2] Earnings before interest and taxes.

Consolidated Balance Sheet of Group Holcim

Million CHF	30.09.2005 Unaudited	31.12.2004 Restated[1] Unaudited	30.09.2004 Restated[1] Unaudited
Cash and cash equivalents	4,209	3,730	2,604
Marketable securities	78	40	20
Accounts receivable	3,756	2,209	2,487
Inventories	1,811	1,255	1,212
Prepaid expenses and other current assets	312	162	231
Total current assets	**10,166**	**7,396**	**6,554**
Financial assets	2,151	1,162	1,578
Property, plant and equipment	19,251	13,124	13,485
Intangible and other assets	7,015	4,012	4,156
Deferred tax assets	214	156	149
Total long-term assets	**28,631**	**18,454**	**19,368**
Total assets	**38,797**	**25,850**	**25,922**
Trade accounts payable	1,749	1,284	1,142
Current financial liabilities	5,822	2,709	2,737
Other current liabilities	2,111	1,357	1,469
Total short-term liabilities	**9,682**	**5,350**	**5,348**
Long-term financial liabilities	11,931	7,907	7,643
Deferred tax liabilities	2,066	946	1,062
Long-term provisions	1,449	986	1,019
Total long-term liabilities	**15,446**	**9,839**	**9,724**
Total liabilities	**25,128**	**15,189**	**15,072**
Share capital	460	460	460
Capital surplus	3,965	3,956	3,942
Treasury shares	(60)	(488)	(496)
Reserves	6,563	4,555	4,853
	10,928	**8,483**	**8,759**
Minority interest	2,741	2,178	2,091
Total shareholders' equity	**13,669**	**10,661**	**10,850**
Total liabilities and shareholders' equity	**38,797**	**25,850**	**25,922**

Statement of Changes in Consolidated Equity of Group Holcim

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2003 (audited)	**402**	**2,628**	**(448)**
Restatement as per January 1, 2004 (as per note 2)		**(53)**	
Restated opening balances as at January 1, 2004 (unaudited)	**402**	**2,575**	**(448)**
Share capital increase	58	1,398	
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			(48)
Repayment convertible bond		(31)	
New minorities assumed			
Buyout of minorities			
Equity as at September 30, 2004 (unaudited)	**460**	**3,942**	**(496)**
Equity as at December 31, 2004 (audited)	**460**	**3,995**	**(488)**
Restatement as per January 1, 2005 (as per note 2)		**(39)**	
Restated opening balances as at January 1, 2005 (unaudited)	**460**	**3,956**	**(488)**
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			428
Capital paid-in by minority interests			
Remuneration paid in the form of stock options		9	
New minorities assumed			
Buyout of minorities			
Equity as at September 30, 2005 (unaudited)	**460**	**3,965**	**(60)**

	Attributable to equity holders of Holcim Ltd					Minority interest	Total shareholders' equity
	Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
	6,169	**(109)**	**(68)**	**(1,741)**	**4,251**	**2,666**	**9,499**
	(8)			**25**	**17**		**(36)**
	6,161	**(109)**	**(68)**	**(1,716)**	**4,268**	**2,666**	**9,463**
							1,456
	689				689	186	875
				59	59	24	83
			13		13		13
		6			6		6
	(225)				(225)	(146)	(371)
							(48)
	43				43		12
						3	3
						(642)	(642)
	6,668	**(103)**	**(55)**	**(1,657)**	**4,853**	**2,091**	**10,850**
	6,901	**(10)**	**(50)**	**(2,278)**	**4,563**	**2,178**	**10,708**
	9			**33**	**42**		**3**
	6,910	**(10)**	**(50)**	**(2,245)**	**4,605**	**2,178**	**10,711**
	1,175				1,175	209	1,384
				1,047	1,047	212	1,259
			16		16		16
	(286)				(286)	(154)	(440)
	6				6		434
						2	2
							9
						342	342
						(48)	(48)
	7,805	**(10)**	**(34)**	**(1,198)**	**6,563**	**2,741**	**13,669**

Consolidated Cash Flow Statement of Group Holcim

January–September Million CHF	2005 Unaudited	2004 Unaudited	±%
Operating profit	**2,576**	**1,787**	**+44.2**
Depreciation and amortization of operating assets	925	1,005	
Other non-cash items	114	114	
Change in net working capital	(778)	(440)	
Cash generated from operations	**2,837**	**2,466**	**+15.0**
Dividends received	59	50	
Interest received	15	27	
Interest paid	(526)	(356)	
Income taxes paid	(509)	(496)	
Other expenses	(12)	(22)	
Cash flow from operating activities (A)	**1,864**	**1,669**	**+11.7**
Purchase of property, plant and equipment	(983)	(722)	
Disposal of property, plant and equipment	49	69	
Purchase of financial assets, intangible and other assets	(5,092)	(1,717)	
Disposal of financial assets, intangible and other assets	368	296	
Cash flow used in investing activities (B)	**(5,658)**	**(2,074)**	**–172.8**
Dividends paid on ordinary shares	(286)	(225)	
Dividends paid to minority shareholders	(193)	(133)	
Dividends paid on preference shares	(12)	(7)	
Share capital paid-in	0	1,456	
Capital paid-in by minority interests	2	0	
Movements of treasury shares net	434	(48)	
Increase in current financial liabilities	2,005	93	
Proceeds from long-term financial liabilities	3,354	393	
Repayment of long-term financial liabilities	(1,218)	(1,041)	
(In)Decrease in marketable securities	(30)	44	
Cash flow from financing activities (C)	**4,056**	**532**	**+662.4**
Increase in cash and cash equivalents (A+B+C)	**262**	**127**	
Cash and cash equivalents as at January 1	**3,730**	**2,456**	
Increase in cash and cash equivalents	262	127	
Currency translation effects	217	21	
Cash and cash equivalents as at September 30	**4,209**	**2,604**	

1 Basis of Preparation

The unaudited consolidated third quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2004 (hereafter "annual financial statements"), except as discussed in changes in accounting policies. The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information. The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in Accounting Policies

As of January 1, 2005, the International Accounting Standards Board (IASB) revised various standards which lead to the following IFRS changes:

Treatment of goodwill

With effect from January 1, 2005, goodwill is not amortized but instead is tested for impairment on an annual basis. In accordance with IFRS 3 *Business Combinations*, this standard is to be applied on a prospective basis.

Derecognition of negative goodwill

All negative goodwill that arises on acquisition must be recognized immediately in the income statement. In accordance with the transitional provisions of IFRS 3 *Business Combinations*, CHF 50 million of negative goodwill was derecognized on January 1, 2005, and transferred directly to retained earnings. This standard is to be applied on a prospective basis.

Change in treatment of currency translation effects on intergroup loans

According to IAS 21 *The Effects of Changes in Foreign Exchange Rates* (revised 2004), foreign exchange rate movements on qualifying intergroup equity loans can only be recognized in equity (currency translation adjustment) if the loan is denominated in the functional currency of one of the parties to the loan. Prior to January 1, 2005, all foreign exchange rate movements on qualifying intergroup equity loans were recorded directly in equity (currency translation adjustment). The effect of this amendment has resulted in an additional income statement credit of CHF 3 million within financial expenses net for the period January–September 2004. However, total shareholders' equity remained unchanged at December 31, 2004.

Reversal of foreign exchange losses capitalized

As of January 1, 2005, IAS 21 *The Effects of Changes in Foreign Exchange Rates* (revised 2004) does not permit certain foreign exchange losses that result from a severe depreciation of a currency to be capitalized as part of property, plant and equipment. The effect of this amendment has resulted in retained earnings being reduced by CHF 11 million at December 31, 2004.

Reclassification of equity portion of convertible bonds

According to IAS 32 *Financial Instruments: Disclosure and Presentation* (revised 2004), an equity component recognized for issued convertible bonds with a cash settlement option must, with retrospective effect, be reclassified as a financial liability on the balance sheet. The effect of this amendment has resulted in an additional income statement charge of CHF 5 million within financial expenses net for the period January–September 2004. In addition, total shareholders' equity was reduced by CHF 36 million at December 31, 2004.

Remuneration paid in the form of stock options

The adoption of IFRS 2 *Share-based Payment* has resulted in a change in accounting policy for remuneration paid in the form of stock options. Until December 31, 2004, the provision of share options to employees did not result in a charge to the income statement. However, as from January 1, 2005 the Group is required to recognize the fair value of options granted in the income statement. As the Group does not have significant share option schemes, the effect of applying IFRS 2 is not material.

Functional currency

As from January 1, 2005 a new functional currency was adopted for certain Group companies in order to reflect a change in the underlying economic conditions of the countries concerned (mainly Latin America). Consequently, the respective companies converted all balance sheet positions into the new functional currency on the basis of the exchange rate prevailing at the reference date of January 1, 2005. For non-monetary items, the resulting translated amounts represent their historical cost. The impact of changes in the functional currency has not been presented retrospectively.

Effect of Changes in Accounting Policies

Million CHF	Capital surplus
Equity as previously reported at December 31, 2003 (audited)	**2,628**
Change in treatment of currency translation effects on intergroup loans	
Reversal of foreign exchange losses capitalized	
Reclassification of equity portion of convertible bonds	(53)
Restated opening balances as at January 1, 2004 (unaudited)	**2,575**
Effect of the restatement as per January 1, 2004	**(53)**
Equity as previously reported at December 31, 2004 (audited)	**3,995**
Derecognition of negative goodwill	
Change in treatment of currency translation effects on intergroup loans	
Reversal of foreign exchange losses capitalized	
Reclassification of equity portion of convertible bonds	(39)
Restated opening balances as at January 1, 2005 (unaudited)	**3,956**
Effect of the restatement as per January 1, 2005	**(39)**

File No 82-4093

	Attributable to equity holders of Holcim Ltd					
	Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Total changes
	6,169	**(109)**	**(68)**	**(1,741)**	**4,251**	
	(21)			21		
	(11)				(11)	(11)
	24			4	28	(25)
	6,161	**(109)**	**(68)**	**(1,716)**	**4,268**	**(36)**
	(8)			**25**	**17**	**(36)**
	6,901	**(10)**	**(50)**	**(2,278)**	**4,563**	
	50				50	50
	(29)			29		
	(11)				(11)	(11)
	(1)			4	3	(36)
	6,910	**(10)**	**(50)**	**(2,245)**	**4,605**	**3**
	9			**33**	**42**	**3**

3 Changes in the Scope of Consolidation

Holcim effectively controlled 100% of the ordinary shares of Aggregate Industries plc for a total consideration of CHF 4,142 million when the offer to shareholders was declared unconditional on March 21, 2005.

The identifiable assets and liabilities arising from the acquisition are as follows:

Million CHF	Fair value	Aggregate Industries plc carrying amount
Current assets	1,186	1,198
Long-term assets	4,777	3,742
Current liabilities	(1,292)	(1,289)
Long-term liabilities	(2,656)	(2,117)
Net assets	**2,015**	**1,534**
Minority interest	(8)	
Net assets acquired	**2,007**	
Purchase consideration settled in cash	**4,142**	
Fair value of net assets acquired	2,007	
Goodwill	**2,135**	

The initial accounting for Aggregate Industries plc was determined provisionally. Further adjustments are expected to arise from the fair values assigned to the identifiable assets acquired and liabilities assumed within twelve months from the date of acquisition.

The goodwill is attributable to the favourable presence that Aggregate Industries plc enjoys in the UK and US markets, well located and strategically important mineral reserves and resources and synergies expected to arise from the acquisition.

Aggregate Industries plc contributed net income of CHF 132 million to the Group for the period from April 1, 2005 to September 30, 2005. If the acquisition had occurred on January 1, 2005, Group net sales would have been CHF 710 million higher. Net income would have been reduced by CHF 35 million which reflects the expected seasonal lower first quarter trading results of Aggregate Industries plc.

On April 11, 2005, Holcim successfully completed the strategic transactions in India. The Group now holds 67% of the equity capital in Ambuja Cement India Ltd. with Gujarat Ambuja Cements Ltd. holding the remaining 33%. As the holding company bundling Holcim's engagement in India, Ambuja Cement India Ltd. held 94.1% in Ambuja Cement Eastern Ltd. and 34.6% in The Associated Cement Companies Ltd. at the date the transactions were completed.

The identifiable assets and liabilities arising from the acquisition are as follows:

Million CHF	Fair value	Ambuja Cement India Ltd. carrying amount
Current assets	173	174
Long-term assets	834	727
Current liabilities	(35)	(35)
Long-term liabilities	(54)	(17)
Net assets	**918**	**849**
Minority interest	(306)	
Net assets acquired	**612**	
Purchase consideration settled in cash	**801**	
Fair value of net assets acquired	612	
Goodwill	**189**	

The initial accounting for Ambuja Cement India Ltd. was determined provisionally. Further adjustments are expected to arise from the fair values assigned to the identifiable assets acquired and liabilities assumed within twelve months from the date of acquisition.

The goodwill is attributable mainly to the favourable presence that the acquired business enjoys in India and Holcim's entry into a dynamic market.

Ambuja Cement India Ltd. contributed net income of CHF 22 million to the Group for the period from April 11, 2005 to September 30, 2005. If the acquisition had occurred on January 1, 2005, Group net sales and net income would have been CHF 38 million and CHF 15 million higher, respectively.

4 Segment Information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
Jan–Sept (unaudited)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Income statement														
Million CHF														
Net sales	5,153	3,631	3,349	1,932	2,294	2,177	1,384	1,141	1,676	1,459	(431)	(323)	13,425	10,017
Operating EBITDA[1]	1,253	978	674	415	845	844	474	353	421	373	(166)	(171)	3,501	2,792
Operating EBITDA margin[1] in %	24.3	26.9	20.1	21.5	36.8	38.8	34.2	30.9	25.1	25.6			26.1	27.9
Operating profit[1]	923	626	481	272	657	602	411	286	276	198	(172)	(197)	2,576	1,787
Operating profit margin[1] in %	17.9	17.2	14.4	14.1	28.6	27.7	29.7	25.1	16.5	13.6			19.2	17.8
Operating profit (excl. goodwill amortization)[1]	923	723	481	278	657	653	411	294	276	225	(172)	(196)	2,576	1,977
Capacity and sales														
Million t														
Production capacity cement[2]	45.3	45.3	22.0	22.0	34.5	34.5	14.9	14.9	39.4	37.4			156.1	154.1
Sales of cement and clinker	24.0	23.6	13.5	13.2	17.6	15.4	11.2	10.6	21.9	19.1	(5.2)	(4.6)	83.0	77.3
Sales of aggregates	58.8	43.9	44.9	15.3	8.9	9.2	7.3	6.8	2.4	3.3			122.3	78.5
Million m^3														
Sales of ready-mix concrete	13.0	10.2	4.4	1.9	6.4	6.2	1.7	1.5	2.6	2.1			28.1	21.9

[1] Prior-year figures adjusted to exclude certain Group charges.
[2] Prior-year figures as of December 31, 2004.

5 Change in Net Sales

January–September	2005	2004
Million CHF		
Volume and price	921	732
Change in structure	2,616	98
Currency translation effects	(129)	(208)
Total	**3,408**	**622**

6 Change in Operating EBITDA

January–September	2005	2004
Million CHF		
Volume, price and cost	272	302
Change in structure	475	30
Currency translation effects	(38)	(77)
Total	**709**	**255**

7 Other Income (Expenses) Net

January–September	2005	2004
Million CHF		
Dividends earned	55	48
Financial income	33	37
Other ordinary expenses net	(2)	(56)
Depreciation and amortization of non-operating assets	(19)	(59)
Total	**67**	**(30)**

8 Financial Expenses Net

January–September	2005	2004
Million CHF		
Financial expenses	(694)	(419)
Interest earned on cash and cash equivalents	84	33
Foreign exchange gain net	25	8
Financial expenses capitalized	6	5
Total	**(579)**	**(373)**

9 Bonds

As at June 22, 2005, Holcim Ltd fully repaid the CHF 500 million notes with fixed interest rates (4.5%, 2000–2005) and issued new notes of CHF 500 million with fixed interest rates (2.5%, 2005–2012).

10 Dividends

In conformity with the decision taken at the Annual General Meeting on May 3, 2005, a dividend related to 2004 of CHF 1.25 per registered share has been paid on May 6, 2005. This resulted in a total ordinary dividend payment of CHF 286 million.

11 Contingent Liabilities

No significant changes.

12 Post-Balance Sheet Events

None.

13 Principal Exchange Rates

	Income statement			Balance sheet		
	Average exchange rates in CHF Jan–Sept			Closing exchange rates in CHF		
	2005	2004	±%	30.09.2005	31.12.2004	30.09.2004
1 EUR	1.55	1.55	0	1.56	1.55	1.55
1 USD	1.23	1.27	−3.1	1.29	1.14	1.26
1 GBP	2.26	2.30	−1.7	2.28	2.18	2.27
1 CAD	1.01	0.95	+6.3	1.11	0.95	0.99
100 MXN	11.26	11.20	+0.5	11.98	10.20	11.04
100 EGP	21.22	20.39	+4.1	22.00	18.73	20.00
1 ZAR	0.19	0.19	0	0.20	0.21	0.20
100 PHP	2.23	2.26	−1.3	2.31	2.03	2.24
100 THB	3.08	3.14	−1.9	3.15	2.93	3.04
1 AUD	0.95	0.92	+3.3	0.98	0.89	0.90
1 NZD	0.87	0.82	+6.1	0.90	0.82	0.84

Holcim securities

The Holcim shares (security code No. 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. The shares are also traded on the Frankfurt Stock Exchange. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 19.8 billion at September 30, 2005.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial Reporting Calendar	
2005 annual results conference for press and analysts	March 1, 2006
First quarter 2006 results	May 11, 2006
General Meeting of Shareholders	May 12, 2006
Dividend payment	May 17, 2006
Half-year 2006 results	August 24, 2006
Third quarter 2006 results conference for press and analysts	November 8, 2006

File No 82-4093

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09

Holcim

www.holcim.com



Day in, day out, Holcim's more than 60,000 men and women do their part in building the future. Wherever they may be, they deliver true value to our customers.

Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group holds majority

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Schweiz

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

Media release

File N° 82-4093

Broad-based profit rise due to expansion and internal growth.

- Higher sales volumes across all sements
- Net sales up 34 percent to CHF 13.425 billion
- Substantial 25.4 percent rise in operating EBITDA to CHF 3.501 billion
- Operating profit advances 44.2 percent to CHF 2.576 billion
- Net income jumps 58.2 percent to CHF 1.384 billion
- Cash flow from operating activities increases 11.7 percent to CHF 1.864 billion

November 9, 2005

Further earnings growth

Holcim is able to report a further substantial improvement in its performance in the third quarter of 2005, building on acquisitions and the sound internal growth achieved in the first half. The intact global construction cycle, Holcim's worldwide presence and the right mix of production sites in mature and emerging markets led to this pleasing result. Sales gains and cost-savings – for example, due to the increased substitution of fossil fuels – supported robust internal growth. This more than offset rising energy costs and price pressure in some markets.

Integration of companies acquired this year in the UK, USA and India is proceeding well. The successive assimilation of these companies into the Group enables Holcim to leverage the synergies announced when it acquired Aggregate Industries and will lift earnings in India. By strengthening the aggregates and ready-mix concrete segments and by gaining a foothold on the Indian sub-continent, Holcim has secured new growth potential.

Consolidated cement sales increased 7.4 percent to 83 million tonnes in the first nine months of the year. Major contributions came from emerging markets, but a clear uptrend was also registered in most parts of Europe and North America. The trend in aggregates was more mixed but overall this segment achieved a strong improvement of 55.8 percent to 122.3 million tonnes. While Group regions Europe and North America benefited for the first time from the consolidated deliveries of Aggregate Industries (44.6 million tonnes), slowdowns were registered in Latin America due to the general market situation and in Asia as a result of changes in the scope of consolidation. Thanks to South Africa, the aggregates segment posted strong growth in Group region Africa Middle East. Consolidated sales of ready-mix concrete increased 28.3 percent to 28.1 million cubic meters. All Group regions reported an improvement

consolidation of Aggregate Industries which delivered 4.1 million cubic meters of ready-mix concrete and 9 million tonnes of asphalt.

Group in million CHF	July – September 2005	**January – September 2005**	July – September 2004[1)]	**January – September 2004[1)]**	Change against prior year July – September +/-%	Change against prior year January – September +/-%
Net sales	5,555	**13,425**	3,700	**10,017**	+50.1	+34.0
Operating EBITDA	1,464	**3,501**	1,072	**2,792**	+36.6	+25.4
Operating profit	1,128	**2,576**	716	**1,787**	+57.5	+44.2
Net income	610	**1,384**	398	**875**	+53.3	+58.2
Cash flow from operating activities	1,178	**1,864**	981	**1,669**	+20.1	+11.7

1) Adjusted in line with IFRS 2005.

Consolidated net sales advanced 34 percent to CHF 13,425 million. Despite higher energy and transport costs and tougher price pressure in some markets, four out of five Group regions contributed significantly to the substantial 25.4 percent rise in operating EBITDA to CHF 3,501 million. Particularly impressive was the improvement achieved by North America (+62.4 percent), followed by Africa Middle East (+34.3 percent), Europe (+28.1 percent) and Asia Pacific (+12.9 percent). In Latin America, operating EBITDA remained stable. Factoring out Aggregate Industries, Ambuja Cement Eastern and Cemento de El Salvador which were consolidated for the first time this year, internal operating EBITDA growth was pleasing at 9.7 percent as well. Consolidated operating profit rose 44.2 percent to CHF 2,576 million. Net income was boosted by changes in the scope of consolidation and amendments to the International Financial Reporting Standards (IFRS), e.g. the abolition of goodwill amortization (CHF 190 million as per end-September 2004). Net income was 58.2 percent higher at CHF 1,384 million and the share of net income attributable to equity holders of Holcim Ltd was CHF 1,175 million (+70.5 percent).

Better results in Europe

Despite regional variations within the European construction sector, on balance Holcim booked a positive trend. Order inflow was at a relatively high level in most western European countries, including the UK, and dynamic construction activity was registered in France, Switzerland and, above all, Spain. By contrast, demand remained low in Germany and, in northern Italy, the sector only recovered gradually from the dip in the first half of the year. A satisfactory level of building activity was registered in the markets Holcim serves in southeastern Europe.

Holcim's sales have risen steadily in Spain since the start of the year, mainly because of the continued boom in housing construction in Madrid and the south of the country as well as major public-sector infrastructure projects. Sales volumes also increased in France, but price pressure in Belgium resulted in a slight drop in deliveries. In Switzerland and southern Germany, Group companies moved ahead in all segments. Group companies reported far higher sales in Romania, Bulgaria and Russia.

Year-on-year, consolidated sales increased in all segments. Deliveries of cement were up 1.7 percent at 24 million tonnes. The rise in sales was particularly high in the aggregates and ready-mix concrete segments, which posted improvements of 33.9 percent to 58.8 million tonnes and 27.5 percent to 13 million cubic meters. Of this, 14.5

million tonnes and 1.4 million cubic meters were attributable to Aggregate Industries UK, which has been fully consolidated since April 2005 and has a nationwide presence in the UK. This company also sold 3 million tonnes of asphalt.

Europe in million CHF	July – September 2005	**January – September 2005**	July – September 2004[1]	**January – September 2004[1]**	Change against prior year July – September +/-%	Change against prior year January – September +/-%
Net sales	2,087	**5,153**	1,289	**3,631**	+61.9	+41.9
Operating EBITDA	515	**1,253**	364	**978**	+41.5	+28.1
Operating profit	401	**923**	245	**626**	+63.7	+47.4

1) Prior-year figures adjusted to certain Group expenditures.

Operating EBITDA increased 28.1 percent to CHF 1,253 million in Europe, while internal operating EBITDA growth was 7.7 percent. It should be noted that there was renewed improvement in the results of the Group companies in Spain, Switzerland and southeastern Europe and, thanks to a slight recovery of prices, Germany.

Pleasing improvement in North American margins

Economic conditions in North America remained dynamic, with a further boost coming from the upturn in industrial and commercial construction activity in the USA. Spending on infrastructure renewal and private home construction was also higher than in the previous year. However, there was a reduction in the number of new housing starts in the USA. Since demand for cement was well above domestic output, large quantities of cement and clinker had to be imported despite consistantly high freight rates. Supply has also been affected in the areas hit by hurricane Katrina. In Canada, the construction cycle remained stable.

Cement deliveries increased further in this Group region, rising 2.3 percent to 13.5 million tonnes. This included a strong advance at Holcim US. At the same time, prices rose in some regions. In Canada, St. Lawrence Cement also reported improved sales accompanied by higher prices in most cases. However, on the US East Coast its sales declined due to delivery bottlenecks.

Holcim made a leap forward in aggregates and ready-mix concrete. The acquisition of Aggregate Industries has significantly extended its product range in key US regional markets. This new Group company is very well-positioned and developing in line with expectations. Since April 2005, Aggregate Industries US has sold 30.1 million tonnes of aggregates, 2.7 million cubic meters of ready-mix concrete and 6 million tonnes of asphalt. Including the slight drop in sales at the Canadian affiliate, consolidated deliveries of aggregates on this continent increased 193.5 percent to 44.9 million tonnes while deliveries of ready-mix concrete rose 131.6 percent to 4.4 million cubic meters.

North America in million CHF	July – September 2005	**January – September 2005**	July – September 2004[1]	**January – September 2004[1]**	Change against prior year July – September +/-%	Change against prior year January – September +/-%
Net sales	1,649	**3,349**	844	**1,932**	+95.4	+73.3
Operating EBITDA	368	**674**	208	**415**	+76.9	+62.4
Operating profit	287	**481**	158	**272**	+81.6	+76.8

1) Prior-year figures adjusted to certain Group expenditures.

Good market trends in North America and consolidation of Aggregate Industries in the second and third quarters markedly lifted earnings. Despite some softening of growth around the Great Lakes and in the northeast of the US, as well as rising energy costs, operating EBITDA was 62.4 percent higher at CHF 674 million in North America and internal operating EBITDA grew by an impressive 16.1 percent.

Work has begun on the new cement plant at Ste. Genevieve on the Mississippi. When the plant comes on stream in 2009 with an annual capacity of 4 million tonnes of cement, Holcim US will be able to further expand its cost leadership along the entire Mississippi-Missouri river system up to the Great Lakes.

Sound earnings position in Latin America

In most Latin American markets in which Holcim operates, the construction sector was supported by private investments and public-sector housing and infrastructure programs. The situation in Central America was less dynamic due to the restricted funding available to the public sector for construction projects.

Demand for building materials was better than anticipated in Mexico. As well as benefiting from rising domestic demand for cement, the Mexican company Holcim Apasco took advantage of export opportunities. Holcim Brazil posted a slight rise in cement sales on the back of a general upturn in demand. Moreover, the creation of new processing capacity for aggregates in the greater Rio de Janeiro area enabled this segment to boost volumes. Group companies in Venezuela, Colombia, Ecuador and Chile also benefited from higher orders. Demand continued to rise in Argentina, where Grupo Minetti considerably increased cement sales.

Cement deliveries increased 14.3 percent to 17.6 million tonnes. Since the start of this year, the figures have included volumes supplied by Cemento de El Salvador. Sales of ready-mix concrete were up, especially in Chile, Argentina and Venezuela. The improvement in this segment was posted at 3.2 percent.

Latin America in million CHF	July – September 2005	**January – September 2005**	July – September 2004[1]	**January – September 2004[1]**	Change against prior year July – September +/-%	Change against prior year January – September +/-%
Net sales	830	**2,294**	757	**2,177**	+9.6	+5.4
Operating EBITDA	299	**845**	282	**844**	+6.0	+0.1
Operating profit	231	**657**	199	**602**	+16.1	+9.1

1) Prior-year figures adjusted to certain Group expenditures.

Several Group companies reported renewed improvement in their results. Operating EBITDA rose only slightly to CHF 845 million due to price pressure in Brazil and Colombia and higher energy costs. Internal operating EBITDA growth contracted further, but the decline of minus 3.4 percent was lower than in the first half of the year, endorsing the prompt action taken to enhance cost-efficiency.

Higher earnings in Africa and the Middle East
Growth impetus again came from the construction of public housing and the expansion of transport network and tourist infrastructure. In South Africa, business was also stimulated by continued high demand for building materials in the mining industry.

The Group companies in Morocco and Lebanon and, above all, Holcim South Africa, took advantage of the favorable business conditions to increase cement sales. Deliveries of ready-mix concrete also increased substantially in some markets. Egyptian Cement performed well in a somewhat difficult market and reported renewed growth in domestic shipments. However, export business contracted. In Madagascar, cement volumes declined in the wake of the weak construction cycle. Road building on La Réunion ensured high sales of aggregates and ready-mix concrete.

Africa Middle East in million CHF	July – September 2005	**January – September 2005**	July – September 2004[1]	**January – September 2004[1]**	Change against prior year July – September +/-%	Change against prior year January – September +/-%
Net sales	525	**1,384**	416	**1,141**	+26.2	+21.3
Operating EBITDA	183	**474**	135	**353**	+35.6	+34.3
Operating profit	161	**411**	113	**286**	+42.5	+43.7

1) Prior-year figures adjusted to certain Group expenditures.

As a whole, Group region Africa Middle East made impressive headway. Operating EBITDA increased 34.3 percent to CHF 474 million while internal operating EBITDA growth was 29.4 percent. All Group companies played a part in this pleasing improvement in results. The Group companies in South Africa, Lebanon and the Indian Ocean contributed far higher earnings and Egyptian Cement and Holcim Morocco also posted substantial growth in their financial performance.

Further progress in Asia Pacific
In this Group region, demand for cement picked up in almost all markets, with housing and infrastructure construction mainly responsible. India, Vietnam, Indonesia, Thailand, Australia and New Zealand all reported respectable growth in construction, but cement consumption declined slightly in Malaysia and the Philippines as a result of limited public spending.

Thanks to the improvement in business conditions, Holcim was able to lift cement volumes delivered to 21.9 million tonnes, a considerable improvement (14.7 percent) compared with the first nine months of 2004. Positive factors included the expanded scope of consolidation as cement sales of Ambuja Cement Eastern, India, have been included since April 2005.

In terms of volumes, Siam City Cement in Thailand, PT Semen Cibinong in Indonesia and Holcim Vietnam posted the largest sales growth. Thanks to buoyant domestic demand and significant export orders, the facility at Saraburi in Thailand operated at full capacity. Timely capacity expansion enabled Holcim Vietnam to meet steadily rising demand and ensure uninterrupted supply in the south of the country.

Asia Pacific in million CHF	July – September 2005	**January – September 2005**	July – September 2004[1]	**January – September 2004[1]**	Change against prior year July – September +/-%	Change against prior year January – September +/-%
Net sales	583	**1,676**	512	**1,459**	+13.9	+14.9
Operating EBITDA	155	**421**	131	**373**	+18.3	+12.9
Operating profit	105	**276**	71	**198**	+47.9	+39.4

1) Prior-year figures adjusted to certain Group expenditures.

Virtually all companies in this Group region posted better results. Operating EBITDA increased 12.9 percent to CHF 421 million despite higher energy and transport costs. Principal contributions came from Holcim Philippines – benefiting from a more stable price situation – and Siam City Cement. The Group companies in Australia, Indonesia and Sri Lanka also reported better results than in the first nine months of the previous year. India also made its first profit contribution through Ambuja Cement Eastern. Internal operating EBITDA growth in this region was 10.7 percent.

A good performance in 2005

The Board of Directors and Executive Committee are pleased to report that business trends in almost all markets served by Holcim have been encouraging this year. Holcim is currently benefiting significantly from good economic conditions in key growth markets. Since this is unlikely to change in the coming months, internal operating EBITDA growth should be well above the long-term average of 5 percent, providing an excellent foundation for fiscal 2006.

* * * * * * *

Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

* * * * * * *

This media release, the third quarter interim report 2005 and results presentation can be downloaded from www.holcim.com/presentations

File N° 82-4093

Key figures

Group Holcim January – September		2005	2004 Restated [1]	+/-%	+/-% local currency
Annual cement production capacity	million t	156.1	154.1 [2]	+1.3	
Sales of cement and clinker	million t	83.0	77.3	+7.4	
Sales of aggregates	million t	122.3	78.5	+55.8	
Sales of ready-mix concrete	million m3	28.1	21.9	+28.3	
Net sales	million CHF	13,425	10,017	+34.0	+35.3
Operating EBITDA	million CHF	3,501	2,792	+25.4	+26.8
Operating EBITDA margin	%	26.1	27.9		
EBITDA	million CHF	3,587	2,820	+27.2	+28.4
Operating profit	million CHF	2,576	1,787	+44.2	+45.6
Operating profit margin	%	19.2	17.8		
Net income	million CHF	1,384	875	+58.2	+59.5
Net income attributable to equity holders of Holcim Ltd	million CHF	1,175	689	+70.5	+71.6
Net income margin (share Holcim Ltd)	%	8.8	6.9		
Cash flow from operating activities	million CHF	1,864	1,669	+11.7	+12.7
Cash flow margin	%	13.9	16.7		
Net financial debt	million CHF	13,466	6,846 [2]	+96.7	+83.0
Total shareholders' equity	million CHF	13,669	10,661 [2]	+28.2	+18.4
Gearing [3]	%	98.5	64.2 [2]		
Personnel	30.9.	61,541	46,909 [2]	+31.2	
Earnings per dividend-bearing share [4]	CHF	5.14	3.32	+54.8	+55.7
Earnings per share (fully diluted) [4]	CHF	5.07	3.29	+54.1	+55.0
Cash earnings per dividend bearing share [4] [5]	CHF	5.33	4.50	+18.4	+19.1

Principal key figures in USD (illustrative) [6]				
Net sales	million USD	10,915	7,887	+38.4
Operating EBITDA	million USD	2,846	2,198	+29.5
Operating profit	million USD	2,094	1,407	+48.8
Net income attributable to equity holders of Holcim Ltd	million USD	955	543	+75.9
Cash flow from operating activities	million USD	1,515	1,314	+15.3
Net financial debt	million USD	10,439	6,005 [2]	+73.8
Total shareholders' equity	million USD	10,596	9,352 [2]	+13.3
Earnings per dividend-bearing share [4]	USD	4.18	2.61	+60.2
Cash earnings per dividend bearing share [4] [5]	USD	4.33	3.54	+22.3

Principal key figures in EUR (illustrative) [6]				
Net sales	million EUR	8,661	6,463	+34.0
Operating EBITDA	million EUR	2,259	1,801	+25.4
Operating profit	million EUR	1,662	1,153	+44.1
Net income attributable to equity holders of Holcim Ltd	million EUR	758	445	+70.3
Cash flow from operating activities	million EUR	1,203	1,077	+11.7
Net financial debt	million EUR	8,632	4,417 [2]	+95.4
Total shareholders' equity	million EUR	8,762	6,878 [2]	+27.4
Earnings per dividend-bearing share [4]	EUR	3.32	2.14	+55.1
Cash earnings per dividend bearing share [4] [5]	EUR	3.44	2.90	+18.6

1 Adjusted in line with IFRS 2005.
2 As of December 31, 2004.
3 Net financial debt divided by total shareholders' equity.
4 EPS calculation based on net income attributable to equity holders of Holcim Ltd.
5 Excludes the amortization of goodwill and other intangible assets.
6 Income statement figures translated at average rate; balance sheet figures at year-end rate.